UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, D.C.  20549

                SCHEDULE 14A INFORMATION
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       PROXY STATEMENT PURSUANT TO SECTION 14(a) OF
           THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant                      [X]
Filed by a Party other than the Registrant   [_]

Check the appropriate box:

     [_]     Preliminary Proxy Statement
     [_]     Confidential, for Use of the Commission Only
               (as permitted by Rule 14a-6(e)(2))
     [_]     Definitive Proxy Statement
     [X]     Definitive Additional Materials
     [_]     Soliciting Material Pursuant to Rule 14a-12

                  CROWN CENTRAL PETROLEUM CORPORATION
                  -----------------------------------
          (Name of Registrant as Specified in its Charter)

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(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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               applies:

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               transaction computed pursuant to Exchange Act Rule
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


                         [BNP PARIBAS LETTERHEAD]


July 12, 2000



Mr. Tony Novelly
Apex Oil Company, Inc.
8182 Maryland Avenue
St. Louis, MO   63105

Dear Tony,

We are pleased to inform you that subject to credit committee approval and review of the final structure of the acquisition/merger of Crown Central Petroleum Corporation (Crown) with Apex Oil Company, Inc. (Apex), BNP Paribas will issue an irrevocable letter of credit on behalf of Apex. The amount of the letter of credit will be US$112.50 million, based on approximately 9 million shares of Crown common stock which will benefit from the letter of credit at a price of $12.50 per share. The beneficiaries of this letter of credit will be the shareholders of record of Crown common stock (excluding any shares of Crown stock owned by Apex or related parties) as of the date the acquisition/merger of Crown and Apex is completed. This letter of credit will have a maturity date of exactly one year after the acquisition/merger of Crown and Apex is completed.

This letter of credit will guarantee payment at maturity date to eligible shareholders, the difference between $12.50 and the highest average price of Crown common stock over any twenty (20) consecutive day trading period during the term of this letter of credit. However, if Crown's common stock price exceeds $12.50 or more for twenty (20) consecutive trading days at any time during the duration of this letter of credit, this letter of credit will terminate with no payment being made to any of the Crown shareholders under the terms and conditions of this credit.

Sincerely,



/s/ - - Marcie Weiss
Marcie Weiss
Director

            [FOOTHILL CAPITAL CORPORATION LETTERHEAD]


July 12, 2000



Apex Oil Company, Inc.
8182 Maryland Ave.
St. Louis, MO 63105-3721
Attn.:  Mr. John Hank, Chief Financial Officer

Re: Loan Proposal

Dear John:

In accordance with our recent discussions, Foothill Capital Corporation ("Lender") is pleased to issue this proposal (the "Proposal") to arrange and agent a financing (the "Credit Facility") to a to-be-formed subsidiary ("Borrower") of Apex Oil Company ("Apex) which would be formed by virtue of the purchase of substantially all of the common stock of Crown Central Corporation ("Crown") by Apex, or by virtue of the merger between Crown and Apex. Subject to the satisfactory completion of each of the conditions set forth herein, the Credit Facility shall be structured as follows:

1.   LOAN STRUCTURE:

     a.   MAXIMUM CREDIT LINE: $250,000,000

     b. REVOLVING LOAN: Lender shall provide revolving advances in an aggregate amount up to the lesser of (i) amount equal to the sum of (A) eighty-five percent (85%) of eligible accounts receivable of Borrower, net of customary reserves and taxes;
          PLUS (B) eighty percent (80%) of eligible crude oil, gasoline and refined products inventory of Borrower, net of customary reserves and taxes;
          PLUS (C) sixty percent (60%) of eligible convenient store inventory of Borrower, net of customary reserves and taxes; less (D) the amount of any open L/Cs; and (ii) $125,000,000 ("Maximum
          Revolving Credit Line") LESS any amounts outstanding under the Letter of Credit Subline.

     c. BRIDGE LOAN: Lender would provide a Bridge Loan equal to the lesser of (i) $125,000,000, or
          (ii) an amount to be determined based upon the orderly liquidation value and business value of the Borrower's gas station network, terminals and refinery, as determined by a third party appraiser. Principal payments of the Bridge Loan would be determined at a later date.

     d.   LETTER OF CREDIT SUBLINE:

          AMOUNT:  Lender would provide of Letters of Credit
          ("L/Cs") on behalf of Borrower in an amount to be determined (based upon Borrower's anticipated requirements).

          RESERVES AGAINST AVAILABILITY: L/Cs and/or guarantees would be reserved on a one hundred percent (100%) basis against loan availability.

          L/C FEE:  A fee of two percent (2.00%) per annum
          (exclusive of all bank issuance costs, fees, and charges) of the average outstanding L/Cs would be charged monthly, in arrears. Grid pricing would apply and would be determined during the due diligence process.

2.   PURPOSE:

     Proceeds of the Credit Facility would be used in conjunction with the acquisition or merger of Crown by Apex (i) to refinance Crown's secured indebtedness, owed to Congress Financial Corporation; (ii) to refinance the Borrower's $125,000,000 of outstanding bonds; and (iii) for general corporate purposes including the financing of working capital, capital expenditures and corporate expenses.

3.   INTEREST RATE:

     The rate of interest charged on the Revolving Loan shall be, at Borrower's option, three percent (3.00%) per annum above the Eurodollar rate or one half of one percent (0.50%) per annum above the Reference Rate. Grid pricing would apply and would be determined during the due diligence process.

     The Reference Rate is publicly announced as being charged from time to time by Wells Fargo Bank N.A. ("Wells Fargo") as its "Prime Rate". The Eurodollar rate will be calculated based on the average of rates of interest per annum at which Wells Fargo is offered deposits of U.S. dollars in the London interbank market ("LIBOR") adjusted by the reserve percentage prescribed by governmental authorities as determined by Lenders. Interest shall be calculated on the basis of a three hundred sixty (360) day year and actual days elapsed, and shall be payable monthly in arrears. All collections and other proceeds from the collateral shall be directed to a lock box and shall be subject to a one business day clearance charge for accrued interest calculations only.

     Upon the occurrence of an event of default, the rate of interest on the Revolving Loan and the L/C Fee shall equal a rate equal to two percent (2.00%) above the rate otherwise applicable thereto.

     The rate of interest and fees charged on the Bridge Loan shall be determined at a later date and is subject to syndication.

4.   FACILITY/MAINTENANCE FEES:

     a. FACILITY FEE: For providing the facility set forth herein, a one-time fee of one and one-half percent (1.5%) of the Revolving Credit Line shall be earned and payable in full at the closing. In addition, a one-time fee in an amount to-be-determined, based on the Bridge Loan, shall be earned and payable in full at the closing.

     b. LOAN SERVICING FEE: A fee of $12,000 would be payable monthly in arrears plus, within six months of loan closing. Borrower would be required to pay a one-time set-up fee of $3,000 (plus out-of-pocket expenses)to facilitate the establishment of electronic collateral reporting, satisfactory to Lender. In the event Borrower is unable to establish satisfactory electronic reporting, the fee would be increased to $15,000 per month.

     c. UNUSED LINE FEE: A fee of three-eighths of one percent (0.375%) per annum payable monthly shall be charged on the difference between the average daily usage under the Credit Facility and the Maximum Revolving Credit Line.

     d. SYNDICATION FEE: A fee of one-quarter of one percent (0.25%) of the Maximum Credit Line would be earned and payable at the time of the initial funding.

5.   LOAN MATURITY AND PREPAYMENT:

     The Revolving Loan would mature in four (4) years ("Revolving Loan Maturity"). Termination of the Revolving Loan, prior to Revolving Loan Maturity, would result in a prepayment fee equal to three percent (3%), one and one-half percent (1.5%), one percent (1%) and one-half of one percent (0.5%) of the Maximum Revolving Credit Line if terminated during years one, two, three and four, respectively. No prepayment fees shall apply if the Revolving Loan is refinanced with Wells Fargo Bank. The Bridge Loan would mature fourteen (14) months after the closing of the Credit Facility ("Bridge Loan Maturity"). Termination of the Bridge Loan, prior to Bridge Loan Maturity, would not result in a prepayment fee.

6.   LOAN COVENANTS:

     Borrower would be subject to minimum tangible net worth and minimum EBITDA covenants. The covenants would be based on a discount of Borrower's projected operating performance.

7.   COLLATERAL:

     As collateral for all its loans and advances Lender would have a first position security interest in ALL of Borrower's assets both tangible and intangible, including, but not limited to, accounts receivable, inventory, general intangibles (including trademarks and tradenames), chattel paper, machinery and equipment, and real estate, including the gas station network, terminals and refinery.

8.   CONDITIONS PRECEDENT:

     The following are some, but obviously not all, of the conditions precedent to Lender's obligation to extend credit and advance funds to Borrower:

     a. Borrower shall be a corporation in good standing in the state of its incorporation and qualified to do business in other states where it has collateral.

     b. Completion of a field survey by Lender's examiners, which results are to be acceptable to Lender.

     c. Lender's senior credit committee's final review and approval.

     d. Officers of Borrower shall have executed and delivered such documents, instruments, security agreements, insurance, financing statements, guarantees, verifications, non-offset letters, tax lien and litigation searches, good standing certificates, copies of building leases, landlord's waivers, trust deeds or mortgages, tri-party agreements, subordination agreements, opinions of counsel and done such other acts as Lender may request in order to obtain Lender's legal approval to effect the completion of the financing arrangements herein contemplated. All of the foregoing must be in a form satisfactory to Lender and Lender's counsel, all loans and advances shall be made pursuant to, and subject to, the terms of financing documents executed at the closing.

     e.   Lender's receipt of reference checks regarding
          Borrower's principals, the results of which are satisfactory to Lender.

     f. Lender shall have received appraisals for inventory, gas stations, terminals and real estate, and Phase I appraisals for all real estate, the results of which are to be acceptable to Lender. In addition, Lender shall have received a business valuation of Borrower's gas station network.

     g. Lender shall have recorded financing statements and received UCC searches of record.

     h. No material adverse change in the assets, business, operations, profits or prospects of Borrower shall have occurred since the date of the Proposal.

     i. Borrower shall, at loan closing, have a level of unused loan availability under the facility herein proposed reasonably satisfactory to Lender, after reserving for an amount necessary for Borrower to meet its anticipated cash requirements.

     j. Apex and/or its principals shall have purchased all outstanding stock of Crown Central Corporation or successfully merged with Crown Central Corporation on terms reasonably acceptable to Lender.

     k.   Lender shall receive a limited guarantee from Apex Oil
          Company.

     l.   Lender shall have successfully syndicated this Credit
          Facility prior to the funding and reserves the right to amend terms and conditions herein, if necessary to successfully syndicated this Credit Facility.

     m. At closing, Borrower shall have received an equity investment from Apex or its shareholders in an amount to be determined.


9.   COMPLETE AGREEMENT; NO ORAL MODIFICATIONS:

     The Proposal embodies the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior proposals, negotiations, or agreements whether written or oral, relating to the subject matter hereof including any letter of intent. This letter may not be modified, amended, supplemented, or otherwise changed, except by a document in writing signed by the parties hereto.

10.  CLOSING DATE:

     If the transaction contemplated by the Proposal is not consummated on or before the sixtieth (60th) day from the execution thereof, then the terms and conditions set forth herein shall thereafter expire, without further notice or act of any kind by Lender or any other party.

11.  PERIODIC LOAN MAINTENANCE CHARGES:

     Borrower shall be periodically charged for due diligence and loan maintenance costs consisting of financial analysis ($750 per man day plus out-of-pocket expenses) and appraisal (actual third-party fees plus out-of-pocket expenses).

12.  LOAN ORIGINATION COSTS:

     Loan origination costs including, but not limited to, financial analysis fees ($750 per man day plus out-of-pocket expenses), attorneys' fees, search fees, appraisals, documentation and filing fees, shall be paid by Borrower. Such expenses shall be paid to Lender on demand, together with such advance funds on account of such expenses as Lender may from time to time request.

13.  DUE DILIGENCE FEE:

     In connection with your request for financing, you understand that it will be necessary for us to make certain financial, legal and collateral investigations and determinations. In order for us to commence with this process, we will require a due diligence fee in the amount of $200,000 (the "Due Diligence Fee"). Any unused portion of the Due Diligence Fee shall be fully credited to the Facility Fee upon closing.

14.  INDEMNIFICATION:

     Borrower shall pay, indemnify, defend, and hold Lender, and each of its officers, directors, employees, counsel, agents, and attorneys-in-fact (each, an "Indemnified Person") harmless (to the fullest extent permitted by law) from and against any and all claims, demands, suits, actions, investigations, proceedings, and damages, and all reasonable attorneys fees and disbursements and other reasonable costs and expenses incurred in connection therewith (as and when they are incurred and irrespective of whether suit is brought), at any time asserted against, imposed upon, or incurred by any of them in connection with or as a result of or related to the execution, delivery, enforcement, or performance, of this proposal letter or the transactions contemplated herein, and with respect to any investigation, litigation, or proceeding related to this commitment letter, (irrespective of whether any Indemnified Person is a party thereto), or any act, omission, event or circumstance in any manner related thereto, unless and to the extent such claims, demands, suits, actions, investigations, proceedings, damages, fees, disbursements, costs or expenses are incurred as a result of the gross negligence, intentional fraud or willful misconduct of an Indemnified Person. This provision shall survive the termination of this letter.

15.  CONFIDENTIALITY:

     The contents of this Proposal are confidential. Borrower agrees that they will not show, circulate, or otherwise disclose this letter or its contents to any other person (other than its officers, employees, attorneys, agents and advisors, on a confidential basis, as necessary, in connection with their evaluation of the terms and conditions set forth herein, who shall agree to maintain its confidentiality "Exempt Persons"), except as required by law or as necessary to facilitate the acquisition or merger of Crown. If this Proposal is not accepted by the Borrower, Borrower agrees that it immediately will return to Lender the original copies of the Proposal, and any summaries thereof which Borrower or its advisors may have created. In the event that this Proposal is not accepted by the Borrower and the terms contained herein are disclosed to any person other than Exempt Persons, and the transactions contemplated in this letter are consummated by Borrower by virtue of a financing provided by another financial institution, the Due Diligence Fee would become immediately due and payable upon the closing of such merger or acquisition of Crown. If the Proposal is accepted by the Borrower, you may thereafter disclose the information contained in the Proposal to the extent necessary to facilitate the transactions contemplated herein.

If you wish to proceed on the basis outlined above, please execute this letter in the space provided below and return it to the undersigned no later than 5:00 p.m., Central Daylight Time, on or before July 31, 2000, which acceptance must be accompanied by the payment of the Due Diligence Fee, payable by wire transfer to Foothill Capital Corporation c/o the Chase Manhattan Bank,
New York, NY (ABA 021000021; Account Number: 323-266193 Re: Apex Oil Due Diligence Fee). If you fail to do so by such date and time, this letter shall expire automatically. This letter is being provided to Borrower on a confidential basis and is not for the benefit of, nor should it be relied upon by, any third party.

Sincerely,

FOOTHILL CAPITAL CORPORATION



/s/  Frank Rant
Frank Rant
Senior Vice President


Acknowledged and accepted this --- day of July, 2000

APEX OIL CORPORATION

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